Filed by FairPoint Communications, Inc.
pursuant to Rule 425 under the Securities Act of 1933,as amended

Subject Company: FairPoint Communications, Inc.
File No. of Related Registration Statement: 333-215758

The following communication was distributed on March 13, 2017:

March 13, 2017
Dear FairPoint Employee:
We’d like to update you on the pending merger with Consolidated Communications.  Since the December announcement, our teams have been working to secure regulatory and shareholder approvals.  We are pleased to report we are making solid progress on all fronts and continue to target closing on the merger mid-2017.

•	We received clearance related to our Hart Scott Rodino filing, which reviews anti-trust implications of the transaction and is reviewed by the Federal Trade Commission and Justice Department.

•	We have completed all required filings with the Federal Communications Commission and have merger approval from three of the 11 states that require a regulatory review.

•
As publicly traded companies, we also need the approval of the majority of our respective shareholders.  We have mailed our joint proxy statement/prospectus calling for a special shareholder vote to approve this transaction.  Both FairPoint and Consolidated Communications have scheduled special meetings on March 28, 2017.

•	We are unified in our goal to make this merger seamless for our customers.

It is only natural to wonder how this merger will affect you. While it is too early in the process to share specifics, we have teams starting to work on integration plans and we look forward to sharing more details in the coming months.
Consolidated Communications has a long history of stability and innovation, and is committed to providing customers reliable products and services. The Company has a successful track record of growth by acquisition, with expertise in integrating companies while applying best practices.  We are excited about our collective potential and what it means for our combined customers, along with the opportunity to leverage a stronger financial position and scale that comes with this combination.
This planned business combination brings together two companies with advanced networks and complementary business strategies, resulting in a financially strong business and broadband solutions provider. We look forward to providing you more updates as we near the completion of the transaction.   For additional information about the merger, visit www.fairpoint.com/consolidated.
Sincerely,

Paul Sunu                        Bob Udell
Chief Executive Officer                    President and Chief Executive Officer
FairPoint Communications                Consolidated Communications, Inc.
Cautionary Note Regarding Forward-looking Statements
The Securities and Exchange Commission (the “SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this communication are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of the Company and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by the Company, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of the Company and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of the Company and FairPoint, including economic and financial market conditions generally and economic conditions in the Company’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on its common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger or the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the joint proxy statement of the Company and FairPoint, which also constitutes a prospectus of the Company, filed by the Company with the SEC pursuant to Rule 424(b)(3) on February 24, 2017 (the “Joint Proxy Statement/Prospectus”), and in the Company’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of the Company for the year ended December 31, 2016, which was filed with the SEC on March 1, 2017, under the heading “Item 1A-Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2016, which was filed with the SEC on March 6, 2017, under the heading “Item 1A-Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and FairPoint. Many of these circumstances are beyond the ability of the Company and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of the Company and FairPoint. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “should,” “may,” “will,” “would,” “will be,” “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of the Company or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this communication. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of the Company and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.
Important Merger Information and Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the Company and FairPoint have and will file relevant materials with the SEC. The Company and FairPoint have mailed the Joint Proxy Statement/Prospectus to their respective stockholders. Investors are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction because it contains important information. The Joint Proxy Statement/Prospectus and other relevant documents that have been or will be filed by the Company and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.
The Company, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on

March 25, 2016, and in the Joint Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the Joint Proxy Statement/Prospectus.